MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

August 9, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 119 to Registration Statement on Form N-1A for MFS Series Trust X (the "Trust") on behalf of MFS® Blended Research® Mid Cap Equity Fund (the "Fund") (File Nos. 033-01657 and 811-04492)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of July 20, 2016, on the above-referenced Post-Effective Amendment ("PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on June 3, 2016. The PEA for the Trust was filed for the purpose of registering the Fund as a new series of the Trust.

General Comments

1.	Comment:	Please file a letter with "Tandy" representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
August 9, 2016

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	Please update the EDGAR series and class IDs with Ticker symbols.

Response:	The EDGAR series and class IDs will be updated with ticker symbols in the Trust's 485(b) filing.

3.	Comment:	Pursuant to Instruction 6(a) of Item 3 of Form N-1A, please move the disclosure from the second sentence in the introduction to the Expense Summary Table to a footnote below the Expense Summary Table.

Response:	We are aware that Instruction 6(a) of Item 3 of Form N-1A states to disclose in a footnote that Other Expenses are based on estimated amounts for the current fiscal year. We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format. We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the "plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

4	Comment:	Please include with your response letter a completed fee table and expense example for the Fund prior to the effective date for the Fund. Please also confirm that any adjustment to reflect any expense reimbursement or fee waiver arrangement is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

Securities and Exchange Commission
August 9, 2016

Response:	A completed fee table and expense example for the Fund, which will be included in the Fund's final prospectus, is attached to this letter as Exhibit I. Any expense reimbursement or fee waiver arrangement is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

5.	Comment:	Please consider adding greater detail to the "Mid Cap Risk" disclosure in the "Principal Risks" section of the summary section of the Fund's prospectus.

Response:	We have revised the "Mid Cap Risk" disclosure as follows:

Mid Cap Risk: The stocks of mid cap companies can be more volatile and their shares can be less liquid than those of larger companies.

6.	Comment:	The "Foreign Risk" disclosure included in the "Principal Risks" section of the Fund's summary and statutory prospectus includes reference to emerging markets. Consider including emerging markets investment strategy disclosure in the "Principal Investment Strategies" section if investing in emerging markets is a principal investment strategy of the Fund. If investing is not a principal investment strategy of the Fund, please consider deleting the references to emerging markets in the risk disclosure.

Response:	We do not believe investing in emerging markets is a principal investment strategy of the Fund although investing in foreign securities may be a principal investment strategy of the Fund. Because "foreign risk" encompasses the risk of emerging markets, we believe it is important to include some emerging markets risk disclosure even though investing in emerging markets is not a principal investment strategy of the Fund per se. Accordingly, we believe that our current principal investment strategy disclosure adequately describes the principal investment strategies of the Fund, and we respectfully decline to amend this disclosure.

Securities and Exchange Commission
August 9, 2016

7.	Comment:	Please disclose in the principal investment strategy section of the prospectus, the Fund's investment strategy as it relates to "Liquidity Risk" in the "Principal Risks" section of the Fund's prospectus.

Response:	Investing in illiquid securities is not a principal investment strategy of the Fund; therefore, we respectfully decline to add illiquid securities disclosure to the principal investment strategy section of the Fund's prospectus. Although investing in illiquid securities is not a principal investment strategy of the Fund, we believe that as a result of the implementation of the Fund's principal investment strategies, liquidity risk may be a risk of the Fund; therefore, we believe it is important to disclose "Liquidity Risk" as a principal risk of the Fund despite the fact that investing in illiquid securities is not a principal investment strategy of the Fund.

8.	Comment:	Please adjust the "Investment Objective, Strategies, and Risks" heading to better distinguish the end of the summary section of the Fund's prospectus from the beginning of the Form N-1A Item 9 disclosure.

Response:	In the non-EDGAR version of the Fund's prospectus, the main heading, "Investment Objective, Strategies, and Risks," at the beginning of the Form N-1A Item 9 disclosure is distinguished from the prior sub-headings of the summary section of the prospectus because it is in a larger, red font. This distinction is not viewable when filed on EDGAR.

9.	Comment:	If active and frequent trading is a principal investment strategy of the Fund, please identify it as such in the "Principal Investment Strategies" section of the Fund's prospectus and add a corresponding risk to the "Principal Risks" section of the Fund's prospectus.

Response:	We do not anticipate that active and frequent trading will be a principal investment strategy of the Fund; however, we think it is appropriate to disclose active and frequent trading under the "Other Investment Strategies and Risks" section as currently disclosed; therefore, we respectfully decline to amend this disclosure.

Securities and Exchange Commission
August 9, 2016

10.	Comment:	The ticker symbol chart on the front cover of the supplement to the Fund's statement of additional information contains columns for Class 529 shares of the Fund, but no Class 529 shares are registered for the Fund.

Response:	Please note that the statement of additional information to which the supplement applies contains a ticker symbol chart on its front cover that includes all of the funds covered by that statement of additional information. Although the Fund has not registered and will not offer Class 529 shares at this time, certain of the other funds in that statement of additional information have registered and offer Class 529 shares. Therefore, a column is included in the table for Class 529 shares. For those funds that have not registered and do not offer Class 529 shares (including the Fund), those columns will contain "N/A," indicating that ticker symbols for the Class 529 shares are not applicable.

11.	Comment:	On page four of the supplement to the Fund's statement of additional information, the following is included as fundamental investment restriction #6 of the Fund: "May not purchase any securities of an issuer (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities; tax-exempt obligations issued or guaranteed by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing; or securities issued by investment companies) in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry." Please confirm that MFS is aware of the SEC staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit.

Response:	Although we are aware of the SEC's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a principal investment strategy of the Fund, nor of any other fund described in that section of the supplement to the Fund's statement of additional information.

Securities and Exchange Commission
August 9, 2016

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

 Susan Pereira
Assistant Secretary

Securities and Exchange Commission
August 9, 2016

Exhibit I

MFS Blended Research Mid Cap Equity Fund
Fees and Expenses
This table describes the fees and expenses that you may pay when you buy and hold shares of the fund.
The annual fund operating expenses are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's estimated average net assets during the period.
You may qualify for sales charge reductions if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in MFS Funds. More information about these and other waivers and reductions is available from your financial intermediary and in "Sales Charges and Waivers or Reductions" on page 7 of the fund's Prospectus and "Waivers of Sales Charges" on page H-1 of the fund's Statement of Additional Information ("SAI").
Shareholder Fees (fees paid directly from your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	1.00%#	4.00%	1.00%	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Share Class	A	B	C	I	R1	R2	R3	R4	R5
Management Fee	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	1.00%	None	1.00%	0.50%	0.25%	None	None
Other Expenses	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.24%	0.20%
Total Annual Fund Operating Expenses	0.99%	1.74%	1.74%	0.74%	1.74%	1.24%	0.99%	0.74%	0.70%
Fee Reductions and/or Expense Reimbursements[1]	(0.15)%	(0.15)%	(0.15)%	(0.15)%	(0.15)%	(0.15)%	(0.15)%	(0.15)%	(0.15)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.84%	1.59%	1.59%	0.59%	1.59%	1.09%	0.84%	0.59%	0.55%

#	This contingent deferred sales charge (CDSC) applies to shares purchased without an initial sales charge and redeemed within 18 months of purchase.
1	Massachusetts Financial Services Company has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Annual Fund Operating Expenses" do not exceed 0.84% of the class' average daily net assets annually for each of Class A and Class R3 shares, 1.59% of the class' average daily net assets annually for each of Class B, Class C, and Class R1 shares, 0.59% of the class' average daily net assets annually for each of Class I and Class R4 shares, 1.09% of the class' average daily net assets annually for Class R2 shares, and 0.55% of the class' average daily net assets annually for Class R5 shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least September 30, 2017.

Securities and Exchange Commission
August 9, 2016

Example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.
The example assumes that: you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year; and the fund's operating expenses remain the same.
Although your actual costs will likely be higher or lower, under these assumptions your costs would be:

	1 YEAR	3 YEARS
Class A Shares	$656	$856
Class B Shares assuming
redemption at end of period	$562	$831
no redemption at end of period	$162	$531
Class C Shares assuming
redemption at end of period	$262	$531
no redemption at end of period	$162	$531
Class I Shares	$60	$220
Class R1 Shares	$162	$531
Class R2 Shares	$111	$377
Class R3 Shares	$86	$298
Class R4 Shares	$60	$220
Class R5 Shares	$56	$207